Base Insured Rider

                                 Term Insurance

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them.

Rider Insured

     The person insured under the base policy and this rider as shown under Policy Data.

Face Amount

     The amount of the death benefit provided by this rider. The face amount for the rider insured is shown under Policy Data.

Benefit of This Rider

     If we receive proof satisfactory to us that the rider insured died while this rider was in force, we will pay a death benefit to the beneficiary of this rider. The death benefit will be the face amount of this rider in force as of the date of death of the rider insured.

     The beneficiary is named in the application for the policy unless changed as provided below.

     Subject to the terms of the policy, the face amount payable by this rider to the beneficiary may be applied under one of the payment options shown in the policy.

Monthly Deduction for the Cost of This Rider

     While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy's value. The amount of the deduction is this rider's face amount, as shown under Policy Data, divided by 1,000 times the monthly cost of insurance rate described below.

Monthly Cost of Insurance Rate

     The cost of insurance rate is the rate applied to this rider's face amount of insurance to deter- mine the monthly deduction. It is based on the sex, attained age and risk classification of the rider insured.

     We may change the cost of insurance rates from time to time. Any change in the cost of insurance rate will apply to all individuals of the same risk class as the rider insured. Any change will be in accordance with procedures and standards on file with the state insurance department. Cost of insurance rates will be de- tern-lined by us based on our expectations as to future mortality experience.

     The guaranteed maximum monthly cost of insurance rates as shown under the base policy for ages 20 and over, are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker, Male or Female Mortality Tables, Age Last Birthday. The cost of insurance rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates as shown under the base policy.

     For ages 20 and under, the Guaranteed Maximum Monthly Cost of Insurance Rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday which does not distinguish between smokers and nonsmokers. Sixty days before the Rider Insured becomes age 20, we will send you a notice that we will begin charging smoker cost of insurance rates upon the rider insured's age 20 anniversary. If you do not apply for nonsmoker cost of insurance rates or the rider insured does not qualify for nonsmoker rates, the rider insured will be reclassified as a smoker and smoker guaranteed cost of insurance rates will apply to this rider.

     The only requirement for your request to change from a smoker to a nonsmoker status is your statement that tobacco products or nicotine have not been used within the past two years.



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

Changing the Rider Face Amount of Insurance

     Decreases
     While this rider is in force you may decrease this rider's face amount of insurance at any time by written request. Such request may only be made after the first rider anniversary and is subject to the following rules:

     1. Any decrease in face amount will be effective on the monthly date on or next following our receipt of your written request. Any such decrease will be applied in the following order:

          (a)  against  the face amount  provided  by the most recent  increase;
               then

          (b)  against the next most recent increases successively; then

          (c)  against the original face amount of this rider.

     2. the face amount that remains in force after a decrease may not be less than the minimum face amount shown under Policy Data.

     Increases
     While this rider is in force you may increase this rider's face amount of insurance at any time by written request. The following rules apply to any increase in this rider's face amount of insurance:

     1. You must apply for an increase by written request on a form satisfactory to us, and prior to the rider insured's attained insurance age 76; and

     2. You must furnish satisfactory evidence of insurability of the rider insured; and

     3. Any increase will be subject to our issue rules and limits at the time of increase; and

     4.   The minimum increase in the face amount is $10,000; and

     5. Any increase will be effective on the monthly date on or next following the date your application is approved.

Converting Coverage Under This Rider to the Base Policy

     After the first policy anniversary, you may convert insurance provided by this rider to the base insurance policy. No evidence of insurability will be required. Coverage may be converted only:

     1.   if the rider insured is alive;

     2.   while this rider is in force;

     3.   before the later of

          a.     the rider insured's age 65 anniversary; or

          b.     the tenth policy anniversary;

     In addition, you can convert at any time if the death benefit of the base policy is equal to the percentage of policy value for the rider insured's attained age shown in the applicable percentage table found in the "Death Benefits" section of the base policy. and;

     4.   while the base policy is in force.

     The minimum amount which can be converted is $10,000. The face amount that remains in force may not be less than the minimum face amount shown under Policy Data.

     Application must be made by written request. During your lifetime only you may apply for conversion.

Rider Termination

     This rider will terminate on the earliest of the following:

     1. the monthly date on or next following receipt of your written request for coverage to end; or

     2. the date the policy terminates due to other than the rider insured's death; or

     3. the date of complete conversion of coverage as provided in this rider; or

     4.   the rider insured's age 100 anniversary.


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


Rider Reinstatement

     If the policy and this rider lapsed as provided in the policy's grace period provision, this rider may be reinstated within 5 years of the date of lapse if:

     1.   this rider was in effect when the policy lapsed; and

     2.   the policy is reinstated; and

     3.   the following stated requirements are met.

     In order to reinstate coverage for this rider, we will require:

     1. you to furnish satisfactory evidence of insurability for the rider insured; and

     2.   pay a premium sufficient to keep this rider in force for 3 months.

     The effective date of reinstatement will be the monthly date on or next following the date we approve the application for reinstatement. We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Misstatement of Age or Sex

     In the event the age or sex of the rider insured has been misstated, any amount payable under this rider will be the amount of insurance, if any, that the rider cost for the policy month during which such death occurred, would have purchased had the cost of the benefit provided under the rider been calculated using the rider cost of insurance rates for the correct age and sex.

Incontestability

     After coverage with respect to the rider insured has been in force during the rider insured's lifetime for two years from its effective date, we cannot contest the coverage.

     Any increase in face amount which requires proof of insurability will be incontestible only after such amount has been in force during the rider insured's lifetime for two years from the effective date of such amount.

Suicide Exclusion

     Suicide by the rider insured, whether sane or insane, within two years (one year in Colorado and North Dakota) from the effective date of coverage is not covered. In this event, our liability under this rider will be limited to the total of the monthly deductions taken for the rider insured's coverage.

     If the rider insured commits suicide while sane or insane within two years (one year in Colorado and North Dakota) after the effective date of any increase in face amount, our liability will be limited to the monthly deductions taken for the additional coverage.

Rider Effective Date

     The effective date of this rider is the policy date of the policy unless a different date is shown under Policy Data.


IDS Life Insurance Company


/s/ Timothy S. Meehan
---------------------
    Timothy S. Meehan
    Secretary


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